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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2017
Washington DC

SEC FILE NUMBER
8-69595

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cavanal Hill Distributors Inc, Inc**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Williams Center, 15th Floor
(No. and Street)

Tulsa	Oklahoma	74172
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Swanson 1(918) 295-0550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

One Williams Center, Suite 1700	Tulsa	Oklahoma	74172
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

D Public Accountant

D Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Swanson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cavanal Hill Distributors, Inc, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Notary Public
State of Oklahoma
J C KIELMEYER
TULSA COUNTY
COMMISSION #13008462
Comm. Exp. 09-12-2017

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
D (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
D (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
D (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
D (m) A copy of the SIPC Supplemental Report.
D (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

CAVANAL HILL DISTRIBUTORS, INC.
Year Ended December 31, 2016
With Reports of Independent
Registered Public Accounting Firm

Cavanal Hill Distributors, Inc.

Financial Statements
and Supplemental Information
As of and for the Year Ended
December 31, 2016

Contents

Ernst & Young LLP
1700 One Williams Center
Tulsa, OK 74172-0117

Tel: +1 918 560 3600
Fax: +1 918 560 3691
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

The Board of Directors
Cavanal Hill Distributors, Inc.

We have audited the accompanying statement of financial condition of Cavanal Hill Distributors, Inc. (the Company), as of December 31, 2016, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cavanal Hill Distributors, Inc. at December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 24, 2017

Cavanal Hill Distributors, Inc.

Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	1,812,600
Receivables from employees		118
Prepaid expenses and other assets		31,500
Fixed assets		555
Total assets	$	1,844,773
Liabilities and stockholder's equity		
Accrued operating expenses	$	79,457
Payable to affiliates		43,816
Deferred tax liability		12,184
Total liabilities		135,457
Stockholder's equity:		
Common stock, $1 par value – 1,000 shares authorized and issued		1,000
Additional paid-in capital		3,509,000
Retained deficit		(1,800,684)
Total stockholder's equity		1,709,316
Total liabilities and stockholder's equity	$	1,844,773

See accompanying notes.

Cavanal Hill Distributors, Inc.

Statement of Operations
Year Ended December 31, 2016

Revenues		
Interest income	$	6,030
Total operating revenues		6,030
Expenses		
Personnel expense		1.232,226
Affiliate allocated expenses		117,130
Business promotion		411,966
Professional fees		140,569
Data processing		60,218
Administrative expense		66,278
Brokerage licensing and registration		15,863
Other		1,467
Total operating expenses		2,045,717
Income before income tax provision		(2,039,687)
Income tax benefit		(761,364)
Net loss	$	(1,278,323)

See accompanying notes.

Cavanal Hill Distributors, Inc.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2016

	Common Stock		Additional		
	Shares	Par Value	Paid- in Capital	Retained Deficit	Total
Balance January 1, 2016	1,000	$ 1,000	$ 3,509,000	$ (522,361)	$ 2,987,639
Net loss	—	—	—	(1,278,323)	(1,278,323)
Balance, December 31, 2016	1,000	$ 1,000	$ 3,509,000	$ (1,800,684)	$ 1,709,316

See accompanying notes.

Cavanal Hill Distributors, Inc.

Statement of Cash Flows
Year Ended December 31, 2016

Operating activities		
Net loss	$	(1,278,323)
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Prepaid expenses and other assets		(31,500)
Receivables from employees		(142)
Fixed assets		(555)
Increase (decrease) in operating liabilities:		
Payable to affiliates		(7,447)
State Payroll Taxes		26,259
Fed Inc Tax Payable		125,754
State Inc Tax Payable		29,753
Deferred Tax Liability		12,184
Net cash used in operating activities		(1,124,017)
Net decrease in cash		(1,124,017)
Cash and cash equivalents at beginning of year		2,936,617
Cash and cash equivalents at end of year	$	1,812,600

See accompanying notes.

Cavanal Hill Distributors, Inc.

Notes to Financial Statements
December 31, 2016

1. Organization and Description of Business

Cavanal Hill Distributors, Inc. ("CHD" or "the Company"), a wholly owned subsidiary of BOK Financial Corporation ("the Parent"), is a registered broker/dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") effective August 9, 2016. CHD is licensed as a broker/dealer engaged as a mutual fund distributor and underwriter for Cavanal Hill Funds. CHD's Parent is a financial holding company, authorized to conduct the full range of activities permitted under Section 4(k) of the US Bank Holding Company Act.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents includes bank deposit accounts and money market funds. As of December 31, 2016, cash and cash equivalents includes $1,655,498 in a money market fund sponsored by an unrelated global investment bank and $157,102 is on deposit with BOKF, NA, an affiliated bank. Interest revenue is recorded as earned.

3. Net Capital Requirements

CHD is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of a minimum net capital, as therein defined, and requires that the ratio of aggregate indebtedness, defined as total money liabilities of a broker/dealer arising in connection with any transaction subject to certain exclusions, to net capital, shall not exceed 15 to 1 (or 1500%).

At December 31, 2016, CHD's net capital position was as follows:

Net capital, as defined	$	1,644,033
Net capital required		9,030
Excess capital	$	1,635,003
Net capital ratio***		8.24%

***The net capital ratio is calculated as aggregate indebtedness, as defined, divided by net capital.

CHD does not carry its own customer accounts.

4. Related-Party Transactions

As of December 31, 2016, payables to affiliates of $43,816 included $50,658 of net payables to BOKF, NA for intercompany settlement of certain operating expenses, net of income taxes receivable from the Parent of $6,842. CHD's financial obligations to BOKF, NA are guaranteed by a pledge of cash collateral by the Parent.

The income taxes receivable from the Parent of $6,842 included receivables of $11,326 for federal income taxes and $4,484 of payables for state income taxes. CHD is included in the consolidated income tax return filed by the Parent. Pursuant to a tax sharing agreement between CHD and the Parent, income taxes are allocated to CHD on a separate return basis. The amount of current income tax expense or benefit is either remitted to or received from the Parent.

CHD affiliate expenses are paid to third parties by BOKF, NA. In 2016, CHD incurred $117,130 of general and administrative expenses allocated to CHD by, and reimbursable to, BOKF, NA. Of this, internal audit costs were $47,899, occupancy costs were $33,731, risk & compliance costs were $22,240, technology & communication costs were $7,989, human resources were $3,634 and other expenses were $1,637.

BOK Financial's board has approved ongoing capital contributions to cover expenses of CHD Inc.

5. Commitments and Contingencies

In the ordinary course of business, CHD is subject to legal actions and complaints. Management believes, based upon the opinion of counsel, that actions and liability or loss, if any, resulting from the final outcomes of any such actions and complaints will not have a material effect on the Company's financial condition, results of operations or cash flows.

6. Income Taxes

The deferred tax liability of $12,184 reflects the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided when it is more likely than not that some portion of the entire deferred tax asset may not be realized based on taxes previously paid in net loss carry-back periods and other factors. No valuation allowance was required at December 31, 2016. The deferred income tax liability is related to prepaid expenses.

The reconciliation of the income tax provision computed at the U.S. federal statutory tax rate to the income tax expense (benefit), for the year ended December 31, 2016 is as follows:

		Amount	Percent
Tax expense at U.S. statutory rate	$	(713,890)	35 %
State income tax, net of federal tax benefit		(70,903)	3 %
Meals and entertainment		23,430	(1) %
Total income tax benefit	$	(761,364)	37 %

The significant components of the income tax provision for the year ended December 31, 2016, were as follows:

Current:		
Federal	$	(674,877)
State		(112,956)
Total current		(787,833))
Deferred:		
Federal		23,951
State		2,518
Total deferred		26,469
Total income tax benefit	$	(761,364)

Based on the provisions of Accounting Standards Codification (ASC) 740, *Income Taxes*, regarding uncertain tax positions (formerly FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*) at December 31, 2016 there were no unrecognized tax benefits recorded. If unrecognized tax benefits were recorded, the related interest and penalties would be recorded in income tax expense.

Federal statute remains open for federal tax returns filed in the previous three reporting periods. Various state income tax statutes remain open for the previous three to six reporting periods.

7. Employee Benefits

CHD employees who meet certain service requirements may participate in a defined-contribution thrift plan sponsored by BOKF. Employee contributions are matched by CHD equal to 6% of base compensation as defined in the plan. CHD matching contribution rates range from 50% for employees with less than four years of service to 200% for employees with 15 or more years of service. Participants may direct investments in their account to a variety of options, including a BOKF common stock fund or Cavanal Hill Funds. Employer contributions invested in accordance with the participant's investment options vest over five years. CHD incurred total expenses of $162,595 included in the allocation of personnel expense from these plans in 2016.

8. Subsequent Events

CHD has evaluated events from the date of the financial statements on December 31, 2016, through the issuance of those financial statements on February 24, 2017. On January 30, 2017, BOK Financial Corporation made a $350,000 capital contribution in cash to CHD.

Supplemental Information

Cavanal Hill Distributors, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1
Year Ended December 31, 2016

Net capital		
Stockholder's equity	$	1,709,316
Total ownership equity qualified for net capital		1,709,316
Non-allowable assets:		
Prepaid expenses and other assets		31,618
Fixed assets		555
Total non-allowable assets		32,173
Other deductions or charges		
Net capital before haircuts		1,677,143
Regulatory haircuts on certain cash equivalents		33,110
Net capital	$	1,644,033
Computation of basic net capital requirement		
Minimum net capital required (1/15 of aggregate indebtedness)	$	9,030
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	9,030
Excess net capital	$	1,635,003
Computation of aggregate indebtedness		
Total aggregate indebtedness	$	135,457
Deduct adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))		—
Total aggregate indebtedness	$	135,457
Percentage of aggregate indebtedness to net capital		8.24%

CHD does not carry its own customer accounts.

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's revised and unaudited December 31, 2016, Part II FOCUS report.

See accompanying Report of Independent Registered Public Accounting Firm.

Cavanal Hill Distributors, Inc.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Year Ended December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

CHD does not carry its own customer accounts.

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's revised and unaudited December 31, 2016, Part II FOCUS report.

See accompanying Report of Independent Registered Public Accounting Firm.

Cavanal Hill Distributors, Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission Year Ended December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's revised and unaudited December 31, 2016, Part II FOCUS report.

See accompanying Report of Independent Registered Public Accounting Firm.

Cavanal Hill Distributors, Inc.
Exemption Report
For the Fiscal Period from August 09, 2016 through December 31, 2016
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP
1700 One Williams Center
Tulsa, OK 74172-0117

Tel: +1 918 560 3600
Fax: +1 918 560 3691
ey.com

EY
Building a better working world

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management
Cavanal Hill Distributors, Inc.

We have reviewed management's statements, included in the accompanying Cavanal Hill Distributors, Inc.'s Exemption Report, in which (1) Cavanal Hill Distributors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(1) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision for the period from January 1, 2016 through December 31, 2016 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2017

Cavanal Hill Distributors, Inc.'s Exemption Report

Cavanal Hill Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a- 5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(1) at December 31, 2015.

The Company met the identified exemption provisions in C.F.R. §240.15c3-3(k)(1) for the period from August 9, 2016 through December 31, 2016 without exception.

Cavanal Hill Distributors, Inc.

I, Craig Swanson, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Signed: Craig Swanson

Title: Chief Financial Officer

Date: February 24, 2017